UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940



	The undersigned investment company hereby notifies the Securities and Exchange
Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

	UIC TRUST


Address of Principal Business Office (No. & Street, City, State, Zip Code):

	24A Trolley Square #1160, Wilmington, DE 19806-3334


Telephone Number (including area code):

	(302) 212-4031

Name and address of agent for service of process:

	 BLAS JACOB CABRERA, President / CEO / TRUSTEE
	 24A Trolley Square #1160, Wilmington, DE 19806-3334



Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to
Section 8(b) of the Investment Company Act of 1940 concurrently
with the filing of Form N-8A:    YES  [  ]    NO  [X]







Item 1. 	Exact name of registrant.

	UCI TRUST



Item 2. 	Name of state under the laws of which registrant was organized
		or created and the date of such organization or creation.

	State of organization: DELAWARE

	Date of organization: June 17, 2019



Item 3. 	Form of organization of registrant (for example, corporation,
		partnership, trust, joint stock company, association, fund).

	STATUATORY TRUST



Item 4. 	Classification of registrant (face-amount certificate company,
		unit investment trust, or management company).

	MANAGEMENT COMPANY



Item 5.   If registrant is a management company:


  a 	state whether registrant is a closed-end company or
	an open-end company;

	OPEN-END COMPANY


  b 	state whether registrant is registering as a diversified
	company or a non-diversified company (read Instruction
	4i carefully before replying).

	NON-DIVERSIFIED


Item 6. 	Name and address of each investment adviser of registrant.

	NONE



Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

	BLAS JACOB CABRERA, 24A Trolley Square #1160, Wilmington, DE 19806-3334



Item 8. If registrant is an unincorporated investment company not having a board of directors:


 a 	state the name and address of each sponsor of registrant;

	NOT APPLICABLE


  b 	state the name and address of each officer and director of
	each sponsor of registrant;

	NOT APPLICABLE


  c 	state the name and address of each trustee and each
	custodian of registrant.

	NOT APPLICABLE



Item 9.


  a 	State whether registrant is currently issuing and offering its
	securities directly to the public - yes or no.

	NO


  b 	If registrant is currently issuing and offering its securities to the
	public through an underwriter, state the name and address of such underwriter.

	NOT APPLICABLE


  c 	If the answer to Item 9a is no and the answer to Item 9b
	is not applicable, state whether registrant presently proposes to make a public offering of its securities - yes or no.

	NO


  d 	State whether registrant has any securities currently issued
	and outstanding - yes or no.

	YES


  e 	If the answer to Item 9d is yes, state as of a date not to
	exceed ten days prior to the filing of this notification of registration the number of beneficial owners of registrants outstanding securities, other than short-term paper, and the name of any company owning 10 percent or more of registrants outstanding voting securities.

	Beneficiary - UTA Exponential




Item 10. 	State the current value of registrants total assets.

	$25,000


Item 11. 	State whether registrant has applied or intends to
		apply for a license to operate as a small business investment company under the Small Business
		Investment Act of 1958 - yes or no.

	NO



Item 12. 	Attach as an exhibit a copy of the registrants last
		regular periodic report to its security holders, if any.

	NOT APPLICABLE







SIGNATURES

	Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of Palo Alto and state of California on the 9th day of July 2019.


Signature: /s/ Blas Jacob Cabrera
Name: Blas Jacob Cabrera
Title: President / CEO / Trustee


Attest: /s/ Andrew Bss
Name: Andre Bass
Title: Notary Public